Exhibit 21.1

LIST OF SUBSIDIARIES OF CASTLEPOINT HOLDINGS, LTD.

Entity	State or Country of Incorporation or Formation

CastlePoint Bermuda Holdings, Ltd.	Bermuda
CastlePoint Management Corp.	Delaware
CastlePoint Reinsurance Company, Ltd.	Bermuda